Exhibit 11.1

Cornell Corrections, Inc.

Statement Re: Computation of Per Share Earnings

(in thousands except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2004		2003		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net earnings (loss)	$(1,099)	$(1,099)	$2,177	$2,177	$(393)	$(393)	$4,133	$4,133

Shares used in computing net earnings (loss) per share:
Weighted average common shares and common share equivalents	14,691	14,691	14,340	14,340	14,659	14,659	14,290	14,291

Less treasury shares	(1,545)	(1,545)	(1,486)	(1,486)	(1,545)	(1,545)	(1,473)	(1,473)

Effect of shares issuable under stock options and warrants based on the treasury stock method	—	—	—	319	—	—	—	237

	13,146	13,146	12,854	13,173	13,114	13,114	12,817	13,055

Net earnings (loss) per share	$(0.08)	$(0.08)	$0.17	$0.17	$(0.03)	$(0.03)	$0.32	$0.32